UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15-d 16 of
The Securities Exchange Act of 1934

For the month ended:  May 19, 2004

Commission File Number:  000-50492

FIRST EMPIRE CORPORATION INC.

(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA

(Jurisdiction of Incorporation)

47 Avenue Road, Suite 200, Toronto, Ontario, Canada M5R 2G3

(Address of principal executive Offices)

(416) 860 0211

(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST EMPIRE CORPORATION INC.

(Registrant)

May 19, 2004	By: /s/ Kam Shah

Date	Chief Executive Officer and Chief Financial Officer

FIRST EMPIRE CORPORATION INC.

FOR IMMEDIATE RELEASE

First Empire Corporation Inc. announces changes in the Board of Directors

Toronto, May 19, 2004 -- First Empire Corporation Inc. announces the following changes in their Board of Directors effective immediately.

Mr. Terence Robinson resigned as director, chairman and chief executive officer of the Company effective May 18, 2004.

Mr. John Robinson, a Canadian citizen, was invited and has accepted the appointment of director to hold office effective May 18, 2004 until the next election of the directors or until his successor is elected or appointed.

Mr. Kam Shah who is an existing director and Chief Financial Officer has also been appointed to assume the role of Chief Executive Officer and Chairman of the Board until a successor is elected.

For further inquiries, please contact Mr. Kam Shah at 416-860-0175.

No regulatory authority has approved nor disapproved the content of this release.

SAFE HARBOR STATEMENT:  Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause a company's actual results in the future to differ materially from forecasted results. These risks and uncertainties include, among other things, product price volatility, product demand, market competition and risk inherent in the operations of a company.